Exhibit 5.8

Novelis Inc.	CMS von Erlach Henrici Ltd
3399 Peachtree Road, NE, Suite 1500	Dreikönigstrasse 7
Atlanta, Georgia 30326	P.O. Box
U.S.A.	CH-8022 Zürich

Tel +41 44 285 11 11
Fax +41 44 285 11 22
office@cms-veh.com
www.cms-veh.com

Dr. André E. Lebrecht, LL.M.
Attorney at Law
andre.lebrecht@cms-veh.com

Dr. Kaspar Landolt, LL.M.
Attorney at Law
kaspar.landolt@cms-veh.com

Novelis Notes Offering	September 11, 2009

Ladies and Gentlemen,
In connection with the registration under the U.S. Securities Act of 1933 of (a) $185,000,000 principal amount of 11 1/2% Senior Notes due 2015 (Notes) of Novelis Inc., a corporation organized under the laws of Canada (Company), to be issued in exchange for the Company’s outstanding 11 1/2% Senior Notes due 2015 pursuant to an Indenture, dated as of August 11, 2009 (Indenture), among the Company, the subsidiaries of the Company party thereto (collectively, the Guarantors) and The Bank of New York Mellon Trust Company, N.A., as trustee, and (b) the Guarantees (Guarantees) of each of the Guarantors endorsed upon the Notes, we, CMS von Erlach Henrici Ltd, are acting as Swiss counsel to the Company and, in that capacity, we have been asked to provide a legal opinion on matters of Swiss law related to the granting of the Guarantees by Novelis AG, Zurich, Novelis Switzerland SA, Sierre, and Novelis Technology AG, Neuhausen am Rheinfall (collectively, the Swiss Guarantors).
1. Documents
For the purposes of this opinion we have examined and relied upon the following documents (collectively, the Documents, and each a Document):
1.1 a pdf copy of the executed Indenture;
CMS von Erlach Henrici Ltd is a member of CMS, the transnational legal and tax services organisation.
CMS law firms: CMS Adonnino Ascoli & Cavasola Scamoni (Italy), CMS Albiñana & Suárez de Lezo (Spain), CMS Bureau Francis Lefebvre (France), CMS Cameron McKenna (United Kingdom), CMS DeBacker (Belgium), CMS Derks Star Busmann (Netherlands), CMS von Erlach Henrici (Switzerland), CMS Hasche Sigle (Germany), CMS Reich-Rohrwig Hainz (Austria)
Registered with the Attorneys’ Registry

1.2	a draft of the Guarantees;

1.3	a pdf copy of the executed circular board resolution of Novelis AG dated as of June 30, 2009;

1.4	a pdf copy of the executed circular board resolution of Novelis Switzerland SA dated as of June 30, 2009;

1.5	a pdf copy of the executed circular board resolution of Novelis Technology AG dated as of June 30, 2009;

1.6	a pdf copy of the executed shareholders’ resolution of Novelis AG dated as of June 30, 2009;

1.7	a pdf copy of the executed shareholders’ resolution of Novelis Switzerland SA dated as of June 30, 2009;

1.8	a pdf copy of the executed shareholders’ resolution of Novelis Technology AG dated as of June 30, 2009;

1.9	a pdf copy of the executed proxy granted by Novelis Europe Holdings Limited to Fortunato Lucido regarding the extraordinary shareholders’ meeting of Novelis AG and dated as of June 30, 2009;

1.10	a pdf copy of the executed proxy granted by Novelis AG to Fortunato Lucido regarding the extraordinary shareholders’ meeting of Novelis Switzerland SA and dated as of June 30, 2009;

1.11	a pdf copy of the executed proxy granted by Novelis AG to Fortunato Lucido regarding the extraordinary shareholders’ meeting of Novelis Technology AG and dated as of June 30, 2009;

1.12	pdf copies of the executed letters dated as of June 30, 2009 under which the members of the boards of directors of the Swiss Guarantors waive their participation at the extraordinary shareholders’ meetings of the Swiss Guarantors;

1.13	a pdf copy of the power of attorney by Novelis AG dated as of June 30, 2009;

1.14	a pdf copy of the power of attorney by Novelis Switzerland SA dated as of June 30, 2009;

1.15	a pdf copy of the power of attorney by Novelis Technology AG dated as of June 30, 2009;

1.16	a certified excerpt from the commercial register of the Canton of Zurich for Novelis AG dated as of July 29, 2009;

1.17	a certified excerpt from the commercial register of Central Valais for Novelis Switzerland SA dated as of July 30, 2009;

1.18	a certified excerpt from the commercial register of the Canton of Schaffhausen for Novelis Technology AG dated as of July 29, 2009;

1.19	a copy of the articles of incorporation of Novelis AG dated December 23, 2004 and certified on June 24, 2009;

1.20	a copy of the articles of incorporation of Novelis Switzerland SA dated February 17, 2005 and certified on June 25, 2009; and

1.21	a copy of the articles of incorporation of Novelis Technology AG dated December 13, 2004 and certified on June 24, 2009.
The Indenture and the Guarantees are collectively referred to as the Agreements. The Documents set forth in clauses 1.19 through 1.21 are collectively referred to as the Articles of Incorporation. Capitalized terms not defined herein shall have the meaning given to them by the Indenture.
2. Assumptions
For the purposes of this opinion, we have without further inquiry assumed:
2.1	that all parties to the Agreements (other than the Swiss Guarantors) are validly existing and duly organized under the laws applicable to them;

2.2	the genuineness of all signatures on, and the authenticity, correctness and completeness of, each Document and all Documents as a whole as of the date hereof, including facsimile and electronic copies;

2.3	the legal capacity of the individuals whose signatures appear on the Documents pursuant to the applicable laws;

2.4	the lack of defects of intention (Willensmängel) on the part of the parties to the Agreements;

2.5	to the extent applicable, that the Agreements have been duly authorised, executed and delivered by each of the parties thereto in accordance with all applicable laws (other than the laws of Switzerland);

2.6	that the Agreements constitute or will constitute legal, valid and binding obligations of each of the parties thereto enforceable under all applicable laws (other than the laws of Switzerland);

2.7	that, where a Document has been examined by us in draft or specimen form, it will be or has been duly executed and delivered in the form and substance of that draft or specimen;

2.8	that all parties to the Agreements have obtained and will obtain at the appropriate time and will maintain in force any approval, consent or authorisation and will make all filings and registrations required in connection with the Agreements and the transactions contemplated by the Agreements under any laws (other than the laws of Switzerland);

2.9	that all acts have been, are and will be performed (and any acts required by the Documents not to be done have not been, are not and will not be performed) and all conditions have been, are and will be satisfied in each case in accordance with the Documents and in accordance with the applicable laws;

2.10	that the transactions contemplated in the Agreements are entered into for bona fide commercial reasons;

2.11	that the transactions contemplated in the Agreements (other than the obligations of the Guarantors in favour of their affiliates) constitute arm’s length transactions and do not intend to secure obligations of affiliated companies (up-stream obligations or cross-stream obligations) of the parties to the Agreements;

2.12	that none of the parties to the Agreements is or will be seeking to achieve any purpose not apparent from the Agreements which might render any of the Agreements illegal or void; and

2.13	that there are no provisions of the laws of any jurisdiction outside Switzerland which would have any implication for the opinion we express and that, insofar as the laws of any jurisdiction outside Switzerland may be relevant, such laws have been or will be complied with.
3. Opinion
Based upon, in reliance on and subject to the Documents and the comments, assumptions, qualifications, exceptions and limitations set out herein and subject to any factual matters, documents or events not disclosed to us by the parties concerned, having regard to such legal considerations as we deem relevant, we are of the opinion that:
3.1	Each of the Swiss Guarantors is duly organized, validly existing and registered in the commercial registers of the Canton of Zurich, Central Valais and the Canton of Schaffhausen, respectively, in accordance with the laws of Switzerland.

3.2	Each of the Swiss Guarantors has the corporate power and authority to enter into and perform its obligations under the Agreements.

3.3	The Indenture has been duly authorized and executed by the Swiss Guarantors.

3.4	The Guarantees have been duly authorized by the Swiss Guarantors.

3.5	The Guarantees will constitute valid and legally binding obligations of the Swiss Guarantors.
4. Qualifications
This opinion is subject to the following qualifications, each of which is separate and not limited by any other qualification or other statements herein, even if such qualifications and statements partly or fully deal with the same subject matter:
4.1	In this opinion, Swiss legal concepts, actions, remedies and legal documents are referred to in English terms and not in their original Swiss language terms. Such terms are used herein exclusively in the Swiss legal context and may have a meaning different from the meaning of the same English terms as they are used in the context of foreign laws.

4.2	The opinions expressed herein may be affected by applicable bankruptcy, insolvency, avoidance, liquidation, arrangement, moratorium, or other similar laws of general application to which the parties to the Agreements are or may become subject.

4.3	There is a risk, which cannot be absolutely excluded, that the documents set forth in clauses 1.16 to 1.21 above, which are publicly available at the time this Opinion has been issued, do not reflect that, in respect of a Swiss Guarantor, (i) a voluntary winding-up resolution has been passed, (ii) a petition has been presented or order made by a court for the bankruptcy or moratorium, or (iii) a bankruptcy administrator, commissioner, liquidator or similar officer administering insolvency proceedings has been appointed.

4.4	In order to be enforceable in debt enforcement proceedings (Betreibungsverfahren) in Switzerland a money claim must be converted into Swiss francs (Art. 67 para. 1 section 3 of the Swiss Federal Statute on Debt Enforcement and Bankruptcy).

4.5	The statement that the “Guarantees will constitute valid and legally binding obligations of the Swiss Guarantors” means that (a) no consent, approval, authorization or other order of, or registration or filing with, any Swiss court or other Swiss governmental or regulatory authority or Swiss agency is required for the Swiss Guarantors’ execution and performance of the Agreements; (b) the execution and performance of the Agreements by the Swiss Guarantors will not result in a breach or violation of any of the terms and provisions of (i) the Articles of Incorporation or (ii) any Swiss law; (c) the choice of the laws of the State of New York as the law governing the Agreements is valid under the relevant rules of the Swiss Private International Law Statute (PILS) and will be recognised by Swiss courts; and (d) a final judgement rendered by a court of the State of New York, or a court of the United States of America, located in the Borough of Manhattan, City and State of New York, with respect to the Agreements will be recognised and enforceable in Switzerland in accordance with and subject to the rules of art. 25 et seq. PILS, without a retrial on the merits.

4.6	The term “enforceable” when used in this opinion means that such obligation is of a type and form generally enforced by the Swiss courts. It does not mean that those obligations will necessarily be enforced in accordance with their terms and conditions or by or against third parties or in foreign jurisdictions in all circumstances throughout the duration of the Agreements. Nor does it mean that any particular remedy will be available or that a party will, or will be able to, comply with or satisfy any judgment, order or award that may be entered or made against it.

4.7	The enforcement of a claim or of a final court decision against the Company or the Swiss Guarantors under the Agreements may be affected by the expiry of a statute of limitations period or by defences of set-off or counterclaim.

4.8	To the extent that the entering into, or the settlement of, payment obligations is in breach of the currency exchange regulations of a country being member of the International Monetary Fund, these obligations may not be enforceable in Switzerland (Art. VIII para. 2 lit. b IMF Agreement).

4.9	Where the Agreements vest a party with discretion or the right to determine a matter or amount in its opinion, Swiss law will require that such discretion is exercised reasonably and that such opinion is based upon reasonable grounds, and in each case with reference to facts and circumstances not under the control of such party (e.g. market quotes).

4.10	Pursuant to art. 5 para. 2 PILS, a choice of jurisdiction is ineffective if a party is abusively deprived of protection at a place of jurisdiction provided by Swiss law. We believe, however, that the risk that such provision will be applied is very remote.

4.11	The recognition and enforcement of a foreign judgement in Switzerland is subject to the following PILS rules:

4.11.1	a Swiss court may refuse to give effect to any foreign judgement if such judgement is inconsistent with Swiss public policy (art. 27 para. 1 PILS);

4.11.2	a Swiss court may refuse to give effect to any foreign judgement if a party to such judgement can establish
(i)	that under the laws of its domicile such party had not received proper service of process (art. 27 para. 2 lit. a PILS);

(ii)	that the judgement was rendered in violation of fundamental principles of Swiss procedural law, in particular the right to be heard (art. 27 para. 2 lit. b PILS);

(iii)	that a lawsuit between the same parties concerning the same case was first initiated in Switzerland or first decided in a third country, provided the requirements for the recognition of such decision are met (art. 27 para. 2 lit. c PILS).
4.12	Under Swiss law, the assumption of obligations, including the granting of guarantees, such as the Guarantees, in favour of affiliates (“upstream obligations” or “cross-stream obligations”) by a Swiss company at non-arm’s length terms or payments of a Swiss company under such obligations are deemed dividend distributions subject to the relevant rules of Swiss corporate law. As a consequence, any such payments may only be made out of the freely distributable balance sheet reserves of the Swiss Guarantors. Further, since clear statutory rules and case law dealing with the issue of upstream and cross-stream obligations do not exist in Switzerland, it cannot be excluded that not only the assumption of upstream or cross-stream obligations, but also each single payment of the Swiss Guarantors thereunder requires the approval of the Swiss Guarantors’ shareholders’ meeting in order to be valid.

Thus, although the upstream and cross-stream obligations of the Swiss Guarantors set forth in the Agreements are limited to the freely distributable balance sheet reserves of the Swiss Guarantors, there is a risk, which we cannot exclude with certainty, that such upstream and cross-stream obligations are not binding upon the Swiss Guarantors should the approval of the shareholders’ meetings of the Swiss Guarantors be required for each or a single payment, but such approval not be given.

4.13	We express no opinion with regard to tax matters. Please note, however, that upstream or cross-stream obligations assumed at non-arm’s length terms are also treated as dividend distributions for tax purposes. Therefore, there is a risk that the Swiss Guarantors may become subject to Swiss withholding tax of up to 53.8% of (i) the amount of a guarantee or similar fee customarily paid to a guarantor under similar circumstances, (ii) the amounts paid under the upstream and cross-stream obligations (if any), and (iii) if at the time of the assumption of the upstream and cross-stream obligations it was foreseeable that the beneficiary may become insolvent, the entire amount assumed thereunder. Further, for income tax purposes, (i) the amount of an adequate guarantee or similar fee may be deemed profit of the Swiss Guarantors, (ii) payments under the upstream and cross-stream obligations may not be admissible as deductible business expenses, and (iii) any provisions made in respect of the contingent upstream and cross-stream obligations may be disregarded.

4.14	Swiss law restricts the parties’ ability to provide for specific contractual rules with respect to the assessment of evidence by the court. Under the Indenture, the parties provided for certain rules on evidence (see, for example, Sections 2.02(c) and 12.14(c) of the Indenture). There is a risk that a foreign judgment obtained against the Company or the Swiss Guarantors based on such rules on evidence may not be recognised and enforced in Switzerland.

4.15	There is a remote risk which cannot entirely be excluded that a Swiss court would declare an irrevocable appointment of an agent for service of process as per Section 12.12(b) of the Indenture to be inconsistent with Swiss public policy and, thus, would recognize a revocation without regard to a New York law provision stating otherwise.
5. Limitations
This opinion is confined to matters of Swiss law currently in force and as applied by Swiss courts or interpreted by the relevant legal scholars at the date hereof. We have made no investigation of the laws of any country other than Switzerland and we do not express or imply any opinion thereon.
This opinion is given solely (i) to, and for the benefit of, the addressee as set forth first above, and (ii) with respect to the Agreements. Without our prior written consent, it may not be disclosed to any other party, save that we hereby consent to the filing of this opinion as an exhibit to the Exchange Offer Registration Statement, or relied upon by any other party or for any other purpose. This opinion may not be quoted or referred to in any public document or filed with any government authority or other person, without, in each instance, our prior written consent.
We disclaim any obligation or liability to keep ourselves informed, or update you, on any relevant developments after the date hereof, respectively, with regard to the Documents, after their dates.

This opinion is given by CMS von Erlach Henrici Ltd which assumes liability, and is responsible, for it. No individual is liable to any person for this opinion.
6. Governing Law and Place of Jurisdiction
This opinion may only be relied upon on the conditions that (i) this opinion is in all respects governed by, and construed in accordance with, Swiss law, and (ii) exclusive place of jurisdiction for all disputes arising in connection with this opinion is Zurich, Switzerland.
Yours sincerely
CMS von Erlach Henrici Ltd

/s/ André E. Lebrecht	/s/ Kaspar Landolt